Exhibit 99.2

MAKEMYTRIP LIMITED
IMPORTANT SPECIAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals — The Board of Directors recommends a vote FOR the foregoing Proposal.				+
		Foriii	Againstiii	Abstainiii
1.

To adopt and approve in all respects (a) the Transaction Agreement, dated October 18, 2016 (the “Transaction Agreement”), by and among MakeMyTrip Limited, a limited liability company organized under the laws of Mauritius (“MakeMyTrip”), MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“Parent”), and solely with respect to Article XIII thereof, MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands, and the agreements, documents, actions or transactions contemplated thereby or relating thereto (collectively, the “Transaction”), including, without limitation, the acquisition of all of the issued and outstanding ordinary shares of Ibibo Group Holdings (Singapore) Private Limited, a limited liability company organized under the laws of Singapore, from Parent, the issuance and delivery of Class B convertible ordinary shares of MakeMyTrip in connection with the Transaction Agreement and the Transaction and the issuance and delivery of any shares into which any of such Class B convertible ordinary shares are converted and (b) that for purpose of sections 143(h) and 146 of the Companies Act 2001, Naspers Limited (“Naspers”), and its affiliates, and any successor in interest in Class B convertible ordinary shares of MakeMyTrip, which successor in interest has the right to nominate directors to the board of directors of MakeMyTrip under the Transaction Agreement or the Transaction, and its affiliates, shall not be deemed to be a competing company with MakeMyTrip, and any person nominated at any time to said board of directors by any of the foregoing shall not be deemed to compete with MakeMyTrip as a result of such person’s being a director or officer of any of the foregoing.

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B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

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02GO3D

MAKEMYTRIP LIMITED

(Incorporated in Mauritius with limited liability)

Form of Proxy for Special Meeting

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of MakeMyTrip Limited, a Mauritius company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0005 per share (the “Ordinary Shares”) to be exercised at the special meeting of the Company (the “Special Meeting”) to be held at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India on December 9, 2016 at 5:00 p.m. Indian local time and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Special Meeting (the “Special Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 21, 2016 are entitled to notice of and to vote at the Special Meeting. The quorum of the Special Meeting is one or more shareholders who are able to exercise not less than 33.3% of the votes to be cast on the business to be transacted at the Special Meeting. This Form of Proxy and the accompanying Special Meeting Notice are first being mailed to the shareholders of the Company on or about November 23, 2016.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Special Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Special Meeting acts as proxy and is entitled to exercise his discretion, he will vote the shares FOR the resolutions. As to any other business that may properly come before the Special Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Special Meeting. However, if any other matter properly comes before the Special Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its Registered Office at the offices of CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius, with a copy of such revocation to be delivered also to the Group’s office (Attn: Kamal Avutapalli) at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India, or (ii) by voting in person at the Special Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Group’s office (to the attention of: Kamal Avutapalli) at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India as soon as possible and prior to December 7, 2016 so that it is received by the Company no later than 48 hours before the time appointed for the Special Meeting.

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — MAKEMYTRIP LIMITED	+

Form of Proxy for Special Meeting

I/We                                                                                                                                                                                                          (name of the shareholder) of                                                                                                                                                                 (address of the shareholder) being the registered holder of                                                                   ordinary sharesi, par value US$0.0005 per share, of MakeMyTrip Limited (the “Company”) hereby appoint the Chairman of the Special Meeting (the “Chairman”)ii or                                                                                                                                                 (name of the proxy) of                                                                                                                (address of the proxy) as my/our proxy to attend and act for me/us at the Special Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India on December 9, 2016, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fitiii.

i	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

ii	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE SPECIAL MEETING” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

iii	IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolutions referred to in the Notice of Special Meeting which has been properly put to the Special Meeting.

iv	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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